FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August, 2002

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE) S.A.
(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)
(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of principal executive offices)

     *  The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X] Form 40-F  [   ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ] No  [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     On August 19, 2002 Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) (“Delhaize Group”), the Belgian international food retailer that owns Delhaize America, Inc. (“Delhaize America”), announced that Richard A. Anicetti, currently President and Chief Operating Officer of Food Lion, LLC (“Food Lion”), which is Delhaize America’s largest operating company, is being promoted to Chief Executive Officer of Food Lion; Pierre-Olivier Beckers, Chief Executive Officer and President of Delhaize Group, is assuming the additional title of Chief Executive Officer of Delhaize America; and William McCanless, previously Chief Executive Officer of Delhaize America and Food Lion, will become Vice Chairman of Delhaize America and will continue to serve on the Delhaize Group Board of Directors. All changes are effective September 1, 2002.

     A copy of the press release issued by Delhaize Group regarding the above is attached hereto as Exhibit 99 and is incorporated by reference herein.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	August 21, 2002	By: /s/ Michael R. Waller

Michael R. Waller Senior Vice President

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EXHIBIT INDEX

Exhibit No.	Description

99	Delhaize Group Press Release dated August 19, 2002

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